02-5021321

WRITTEN CONSENT OF
THE DIRECTORS
OF
MAJIC WHEELS CORP.

The undersigned, being all of the directors of Majic Wheels Corp. (the "Company"), a Delaware corporation, without the formality of convening a meeting, do hereby consent in writing to the adoption of the following resolutions with the same effect as if such actions were taken pursuant to resolutions presented to and adopted by the Board of Directors (the "Board") at a duly constituted meeting thereof, and hereby direct that this consent shall be filed by the Secretary of the Company with the minutes of the meetings of the Board.

RESOLVED, that Benjamin Reshef resigns as the Secretary and Director of the Company;

The signing of this consent by the undersigned shall constitute full ratification of the action taken set forth in the foregoing resolution.

Dated as of May 26 2010

B. Resheff

Benjamin Resheff

Asher Zwebner